Mail Stop 4561

February 7, 2007

David H. Sidwell
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

   Re: **Morgan Stanley**
     Form 10-K for the Fiscal Year Ended November 30, 2005
     File No. 001-11758

Dear Mr. Sidwell:

  We have completed our review of your 2005 Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn,
       Branch Chief